

February 13, 2013

Via E-mail
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 29, 2013**
> **CIK No. 0001561660**

Dear Mr. Garland:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated January 16, 2013. As you know, the *Reves* test presumes that a note is a security, and it employs a two-step analysis to determine whether a particular note is a security. Please provide us with your analysis as to whether the Project Loans and the Sale-Leaseback Loan (in each case as defined in your response) bear a strong resemblance to any of the instruments enumerated in the first part of the *Reves* test. In addition, if you conclude that there is not a strong family resemblance, please provide us with your analysis of the Project Loans and the Sale-Leaseback Loan under each of the four factors that constitute the second step of the *Reves* test. Please be sure to provide us with your analysis for each factor, and please address the Project Loans and the Sale-Leaseback Loan separately.

<u>Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and
2014, page 48</u>

2. We note your response to comment 4 in our letter dated January 16, 2013. Please revise
   your disclosure on page 55 to describe in more detail the basis for your assumed
   exchange rate including a range of Canadian dollar to U.S. dollar exchange rates for a
   period that encompasses the future operating lives of existing plant.

<u>Note 10. Income Taxes, page F-30</u>

3. We note your response to comment 6 in our letter dated January 16, 2013. We are
   unclear as to why inclusion of a pro forma charge for at least the most recent fiscal year
   will be most useful if contained in the pro forma presentation as opposed to the historical
   financial statements. As the operations of Pattern Energy Group Inc. subsequent to the
   Contribution Transaction will be substantially comprised of the operations of the entities
   included in Predecessor 1, we believe it is appropriate to present a pro forma tax charge
   on the face of the historical income statement(s) to reflect the U.S taxes that would have
   been applicable had Predecessor 1 been under the umbrella of a C Corporation as of
   January 1, 2011. We believe this presentation is most relevant to future shareholders
   attempting to form future projections. The pro forma charge should continue to be
   presented for periods subsequent to the Contribution Transaction. Please revise.

   We are also reissuing the portion of comment 38 in our letter dated December 13, 2012
   requesting you to tell us what consideration was given to a reclassification of
   accumulated earnings relating to previously taxed earnings relating to US operations by
   analogy to SAB 4:B.

   Additionally, we note your disclosure on page 55 stating that the forecast assumes that
   following the completion of the offering you will be subject to federal and state income
   taxes. However, within your forecast on page 48 and reconciliation to Adjusted EBITDA
   on page 49 we note that you have not included the impact of income taxes, and footnote
   (1) to both the aforementioned forecast and reconciliation to Adjusted EBITDA states
   that the forecast "[e]xcludes U.S. taxes and Canadian taxes incurred by your project
   subsidiaries." Please explain your basis for exclusion of such taxes from net income as
   this forecast is being presented due to your stated intent of making distributions to
   shareholders and distributable cash will be affected by income taxes. If income taxes will
   affect the amount of distributable cash, we believe the provision should be included in the
   determination of net income and cash available for distribution to the extent paid in cash.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director